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                             June 14, 2023

       Zexiong Huang
       Chief Executive Officer
       Pintec Technology Holdings Ltd
       3rd Floor, No. 11 Building
       No. 109 Yard Tianjizhigu
       Jinghai 3rd Street, BDA, Beijing, 101111
       People   s Republic of China

                                                        Re: Pintec Technology
Holdings Ltd
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Filed May 15, 2023
                                                            File No. 001-38712

       Dear Zexiong Huang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Introduction, page 1

   1. Please revise your definition of China to remove the exclusion of Hong Kong and Macau from the definition.
       Item 3. Key Information, page 3

   2. Please revise to include the diagram of your corporate organizational structure in the forepart of the filing.
Also, include a footnote to your diagram, which identifies the VIE shareholders, their
relationship to the company, if any, and their percentage ownership in each entity.
 Zexiong Huang
FirstName  LastNameZexiong  Huang
Pintec Technology Holdings Ltd
Comapany
June       NamePintec Technology Holdings Ltd
     14, 2023
June 14,
Page 2 2023 Page 2
FirstName LastName
Financial Information Related to the VIE Structures, page 5

3. Please address the following as it relates to your condensed consolidating schedules:
             Present amounts due to/due from between the VIEs and the parent company and the
             VIEs and the WFOE separately from any amounts due to/due from between the parent, WFOE and their equity owned subsidiaries.
             Tell us in what line item you include the investment in equity owned subsidiaries and net assets of the VIEs and revise to include each of these amounts in separate line items clearly distinguishing the equity-owned investments from the VIE contractual arrangements.
             Similarly, clarify where you have included any share of income
(loss) of the VIEs
             and revise to disclose such amounts in a separate line item to avoid any implication that the VIE arrangements are similar to an equity method investment.
             Present any revenue and costs and expenses related to service fees paid by the VIEs to the WFOE and/or parent company separately from the other costs and expenses of the VIEs.
             Revise the cash flow information as necessary based on revisions requested in the above bullet points.
Item 4. Information on the Company
A. History and Development of the Company, page 69

4. We note that On October 21, 2022, you confirmed that your Chairman of the Board of
         Directors and major shareholder, Jun Dong, has been detained and "is under custody of the relevant PRC government authority." Please tell us and revise to significantly expand your disclosures related to this matter. At a minimum, your disclosures should include the following:
             the reasons for Mr. Dong's detainment by PRC authorities;
             the dates of such detainment including whether he remains detained;
             any further actions taken, or proposed, by the PRC authorities relating to Mr. Dong and/or the company; and
             any known financial impact, or potential financial impact, on the company resulting from Mr. Jun Dong's detainment
         Also, describe in reasonable detail, Mr. Dong's involvement in the operations of the business in his capacity as Chairman and significant shareholder. Explain how Mr.
         Dong has been able to fulfill his role and responsibilities as Chairman during his detainment and explain how your operations have continued to be "conducted in the ordinary course" during his detainment.
Item 19. Exhibits, page 188

5. Please revise to file the Exclusive Business Cooperation Agreement between Pintec
         (Beijing) Technology Co. Ltd and Beijing Xinshun Dingye Technology Co. Ltd. Refer to
         paragraph 4 to Instructions as to Exhibits to Form 20-F.
 Zexiong Huang
Pintec Technology Holdings Ltd
June 14, 2023
Page 3
Note 2. Summary of significant accounting policies
(g) Cash and cash equivalents, page F-13

6. Please provide us with a detailed breakdown of the items included in your total cash and cash equivalents and ensure that at a minimum, you separately provide the amounts held in cash, time deposits and any other type of deposit (e.g. money market funds).
Technical service fees , page F-20

7. We note that you consider the online credit assessment, referral control service, risk control service and post-lending management services are not distinct and, therefore, you concluded that these services are one performance obligation. Please describe for us each of these services and explain how you determined that such services are not distinct.
         Also, tell us the service period for such arrangements and revise to disclose how you measure progress toward completion for the performance obligation. Refer to ASC 606-
         10-25-19 through 21 and 50-18.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



FirstName LastNameZexiong Huang                              Sincerely,
Comapany NamePintec Technology Holdings Ltd
                                                             Division of
Corporation Finance
June 14, 2023 Page 3                                         Office of
Technology
FirstName LastName